Exhibit 1

4 August 2025

Dear Ms. Newell,

Six years after PricewaterhouseCoopers announced that it refused to be associated with the accounting of the Trust for which you serve as Trustee, Pannell Kerr Forster has also resigned, without having been able to complete an audit. PKF cited, “in particular” the absence of “evidence supporting the well count used to develop the ARO estimate contained in the Trust’s Registration Statement on Form S-1, as amended, effective May 2, 2012”.

Your official stance is that, six years after the resignation of PwC, and three years after the former CEO of the operator blew the whistle on what he alleged was a scheme to artificially inflate ARO with fictitious well liabilities, you now need “to retain appropriate legal and accounting experts to conduct an investigation”. Your stance is bizarre.

•	On 3 November 2022, 12 December 2022, 22 December 2022, and 31 May 2024, we called your attention on Form 13D/A to the fact that the Form S-1 shows ARO remaining with the operator, not with the Trust. Other than to file a non-sequitur Form 8-K on 14 November 2022 that did not engage with the substance of our discovery, you have never addressed this issue, and you have never filed a Form 8-K advising Unitholders not to place reliance on the Form S-1.

•	On 26 September 2024, we obtained the list of conveyed wells from the Santa Barbara County Clerk-Recorder’s office and alerted you by email to the fact that liabilities for dozens of wells which were not on that list had been included in ARO

•	On 12 November 2024, you filed another non-sequitur Form 8-K in which you quoted an irrelevant clause of the Conveyance Agreement to suggest that liabilities arising from non-conveyed injection wells that have been inactive since before the Conveyance are deductible against distribution to the Trust

•	On 28 November 2024, we explained to you by email that you had cited the wrong section of the Trust Agreement, and we showed you that the “Developed Properties Gross Deductions” principal clause disallows, in three independent ways, the deduction of such liabilities. To date, you have never disclosed your error on Form 8-K.

•	On 1 February 2025, in exasperation at your refusal to disclose these material improprieties to Unitholders on Form 8-K, we published www.savepcot.com, which makes the well-count discrepancies public for all Unitholders to see and which chronicles your refusal over six years to take action to protect the Trust

You are permitted under Section 3.06 of the Trust Agreement to delegate certain functions, including investigatory functions. But you are not permitted, as a matter of common law, to delegate your duties of loyalty, care, and good faith. The improprieties at PCOT are evident as a matter of plain reading and English comprehension, and have been evident for six years. You do not need another investigation. To insist on retaining third parties to investigate when you already have the smoking gun is not prudence, it is negligence, or perhaps something worse.

We urge you to make a full disclosure on Form 8-K of the well-count discrepancies that we have made you aware of, and we urge you not to delay further in bringing suit against the Trust’s operator under Section 3.05 of the Trust Agreement.

Best,

Carson Mitchell

Managing Member

Shipyard Capital Management LLC

carson@shipyardcapital.com